Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

By Electronic Mail

February 20, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 18, 2025, The Nasdaq Stock Market (the "Exchange") received from T-Mobile US, Inc. and T-Mobile USA, Inc, (the "Registrants") a copy of the Registrants' application on Form 8-A 12(b) for the registration of the following securities:


3.150% Senior Notes due 2032
3.500% Senior Notes due 2037
3.800% Senior Notes due 2045


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi
